CPS Agrees to Sell Assets to Tyler Technologies Through Bankruptcy Process

    DALLAS, Jan. 19 /PRNewswire/ -- CPS Systems, Inc. (the "Company") announced today that the Company has entered into an agreement with Tyler Technologies, Inc. (NYSE: TYL) ("Tyler") whereby Tyler has agreed to purchase substantially all of the Company's assets through a bankruptcy process of the Company. The Company today filed a Chapter 11 bankruptcy case in Dallas, Texas to accomplish this result. The sale is subject to bankruptcy court approval and to the receipt of higher and better offers for the Company's assets. The Company's senior secured creditor, Hanifen Imhoff Mezzanine Partners, has also agreed to the sale. The Company hopes to complete the sale in early March, although no dates have been established by the Bankruptcy Court.
    Under the purchase agreement, Tyler would (a) contribute to the Company's capital the $1.6 million in loans Tyler has made to the Company, (b) pay to Hanifen approximately $2.3 million in Tyler common stock or cash, at Tyler's option, to satisfy Hanifen's secured first lien position, (c) provide interim debtor-in-possession financing to the Company during the bankruptcy process, and
(d) deliver to the Company's unsecured creditors, on a prorated basis, an amount equal to the difference between $2.8 million and the interim debtor-in-possession financing used by the Company during the bankruptcy process. With total debt obligations exceeding $12.5, the Company's common stock will retain no value. On December 23, 1999, the Company's common stock ceased trading on the American Stock Exchange.
    The Company develops, markets, implements and supports fully integrated software applications designed specifically for public sector organizations, including states, counties, townships, city governments and other municipal agencies. The Company's products address the following functional areas: (i) property tax appraisal and assessment, (ii) property tax billing and collection, and (iii) city and municipal systems. The Company has its headquarters in Dallas, Texas.




SOURCE CPS Systems, Inc.